Exhibit 99.1

July 19, 2023

Metals Acquisition Limited Appoints Chris Rosario as General Counsel

JERSEY, Channel Islands--(BUSINESS WIRE)--Metals Acquisition Limited. (NYSE: MTAL):

Metals Acquisition Limited (“MAC”) today announced the appointment of Chris Rosario as General Counsel.   Mr. Rosario will commence full time employment with MAC in the near term after a short transition period with his current employer.

Prior to his appointment, Mr. Rosario was a Senior Partner at Squire Patton Boggs (AU) LLP and was intimately involved in MAC’s acquisition of the CSA Mine, including the preparation and execution of all of MAC’s Senior Lending, Mezzanine Lending, Royalty and Streaming agreements, the purchase agreements for the CSA Mine and assisting with the preparation of the US listing documents.

He has extensive experience advising Australian and Japanese companies and was formerly based in Japan for three years. His experience covers many cross-border transactions across Australia, Japan, the Middle East, Europe and North America in the natural resources, renewable energy and technology sectors.

Chris holds a Bachelor of Laws with First Class Honours from the University of Notre Dame Australia and has been admitted to legal practice in New South Wales and Western Australia.

Mick McMullen, MAC CEO commented “As we build out MAC to be a preferred mid-tier operating copper company in Tier 1 jurisdictions we are also building out our team and Chris is a great addition. He has a full understanding of our financing agreements and has shown a great ability to work with our counterparties to achieve the required outcomes. We have worked extensively with Chris for the past 18 months and he has proven his worth and will be a strong addition to the team as we grow our business.”

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited. +1 (817) 698-9901 mick.mcmullen@metalsacqcorp.com	Dan Vujcic Chief Development Officer and Interim Chief Financial Officer Metals Acquisition Limited. +61 451 634 120 dan.vujcic@metalsacqcorp.com

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.